650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

June 28, 2017

Via EDGAR and Overnight Delivery

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:  Russell Mancuso, Branch Chief, Office of Electronics and Machinery

Brian Cascio, Accounting Branch Chief

Julie Sherman

Tom Jones

Re:	BioCardia, Inc.
Registration Statement on Form S-3 Filed May 19, 2017 File No. 333-218124 Annual Report on Form 10-K for Fiscal Year Ended December 31, 2016 Filed March 30, 2017 File No. 000-21419

Dear Mr. Mancuso:

On behalf of our client, BioCardia, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 15, 2017 and relating to the Company’s Registration Statement on Form S-3 (File No. 333-218124) filed with the Commission on May 19, 2017 (the “Registration Statement”) and Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (File No. 000-21419) filed with the Commission on March 30, 2017 (the “2016 10-K”). The Company has also revised the Registration Statement in response to the Staff’s comments in respect of the Registration Statement and is filing concurrently with this letter a revised Registration Statement (the “Revised Registration Statement”) which reflects these revisions and updates and clarifies certain other information. For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and the Revised Registration Statement (including a version marked against the Registration Statement filed on May 19, 2017), in care of Mr. Mancuso. The Company also intends to file an amendment to the 2016 10-K (the “10-K Amendment”) in order to provide additional or updated exhibits thereto and revisions to the disclosures therein, to the extent as may be requested by the Staff following receipt of this letter.

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san francisco    seattle    shanghai    washington, dc    wilmington, de

U.S. Securities and Exchange Commission

June 28, 2017

In this letter, we have recited the comments from the Staff in bold italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Revised Registration Statement or the 2016 10-K, as applicable. Except as otherwise specifically indicated, page references herein correspond to the page of the Revised Registration Statement or the 2016 10-K, as applicable.

Form S-3

Common Stock, page 8

1.	Address in your description of your common stock the vote required for removal of directors.

In response to the Staff’s comment, the Company has revised the disclosure on page 8 in the Revised Registration Statement to include the required vote by holders of common stock to (i) remove a director or directors from the Company’s board of directors and (ii) amend the Company’s amended and restated bylaws.

Exhibits

2.	File the indentures, rather than forms of the indentures. Also include the information you indicate is included as exhibits 4.3 and 4.5.

In response to the Staff’s comment, the Company advises the Staff that the Company has not entered into any agreement to offer or issue debt securities that will be governed by an indenture. Rather, to comply with the Trust Indenture Act of 1939, the Company has filed with the Registration Statement forms of indentures for both senior and subordinated debt securities in order to provide generic, non-specific descriptions of such debt securities, with details to be provided in a subsequent supplemental indenture at the time any series of debt securities are to be offered.

Further, regarding exhibits 4.3 (the Form of Senior Debt Security) and 4.5 (the Form of Subordinate Debt Security), the Company advises the Staff that the information contained in Article 2, Sections 2.2 and 2.3 in each of the form indentures filed as exhibits 4.2 (with respect to senior debt securities) and 4.4 (with respect to subordinated debt securities) is sufficient to deem exhibits 4.3 and 4.5, respectfully, as having been included in the Registration Statement.

U.S. Securities and Exchange Commission

June 28, 2017

Exhibit 5.1

3.	Confirm that, with each take-down of securities on the registration statement, you will file an amended opinion of counsel that does not contain inappropriate assumptions or limitations.

In response to the Staff’s comment, we and the Company confirm that an amended opinion of counsel will be filed with each take-down of securities under the Revised Registration Statement, once effective, and that all such opinions will not contain any inappropriate assumptions or limitations.

4.	Reconcile the second paragraph which indicates that subscription rights do not underlie the Units with footnote (4) to the fee table of your registration statement.

In response to the Staff’s comment, the legal opinion of Wilson Sonsini Goodrich & Rosati, P.C. (“WSGR”), filed as exhibit 5.1 to the Registration Statement (the “S-3 5.1 Opinion”), has been revised and filed with the Revised Registration Statement (such revised legal opinion to be referred to hereafter as the “Revised S-3 5.1 Opinion”), and such Revised S-3 5.1 Opinion makes clear that the Subscription Rights (as defined therein) do underlie the Units (as defined therein) as stated in the Registration Statement and Revised Registration Statement.

5.

With regard to the equity securities, file an opinion that addresses the laws of the jurisdiction in which the registrant is organized. We note that the penultimate opinion of this exhibit addresses federal laws and the laws of New York, but the facing page of your registration statement indicates that you are incorporated in Delaware.

We respectfully direct the attention of the Staff to the final paragraph on page 4 of the S-3 5.1 Opinion and Revised S-3 5.1 Opinion. The language confirms that the legal opinions provided therein address relevant laws from the State of Delaware (or more specifically, the Delaware General Corporation Law, defined therein as the “DGCL”). The legal opinions only address the laws of the State of New York as to the enforceability of the Debt Securities (as defined therein).

U.S. Securities and Exchange Commission

June 28, 2017

Signatures

6.	Include the registrant’s name in its signature as required by Form S-3.

In response to the Staff’s comment, the Company has revised the signature page in the Revised Registration Statement to include the Company’s name, as the registrant and filer of the Revised Registration Statement.

Form 10-K for Fiscal Year Ended December 31, 2016

Special Note, page i

7.	You may not disclaim responsibility for your disclosure. Revise the penultimate sentence of the penultimate paragraph accordingly.

In response to the Staff’s comment, the Company will remove this sentence from the “Special Note Regarding Forward-Looking Statements” or similar sections in all future reports to be filed with Commission or any other public disclosures. However, if the Staff requires the Company to amend the 2016 10-K to this effect, the Company will include language in its forthcoming10-K Amendment that the sentence in question (“Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements”) has been deleted.

Business, page 1

8.	Tell us whether you compensated any of the identified parties that conducted the studies that you describe in this filing.

The Company acknowledges the Staff’s comment and respectfully informs the Staff that the parties identified as having conducted the studies described on page 1 of the 2016 10-K were compensated only on terms that were standard and customary in clinical study arrangements. The Company further intends to compensate the “Steering Committee” that is overseeing the current enrollment trial, which the Company is co-sponsoring.

9.	If your proposed product has not been cleared for marketing by the FDA, tell us the authority on which you rely to indicate that the product is “safe” or “effective” as you do on pages 6, 8 and 9.

The Company acknowledges the Staff’s comment and respectfully informs the Staff that the disclosures on the aforementioned pages of the 2016 10-K do not declare the product as “safe” or “effective” or having received any such determination from the FDA. Rather, the disclosures on these pages state only that the results of various trials have supported the findings of safety and efficacy with respect to the product and that the Company anticipates that future trials and studies (including the FDA accepted Phase III trial noted on page 7 of the 2016 10-K) will further these findings. While the final sentence of the third paragraph on page 8 (“Together, these findings supported that the direct injection of cellular grafts into damaged myocardium is safe and effective in the peri-infarct period.”) was included on page 91 of Amendment No. 2 to Form S-1 filed by BioCardia, Inc. on July 13, 2015 (the “July 2015 S-1/A”), the Company will replace this sentence in the forthcoming 10-K Amendment with the following:

“Together, these findings demonstrated the safety of directly injecting cellular grafts into damaged myocardium during the peri-infarct period and provided signals of efficacy.”

U.S. Securities and Exchange Commission

June 28, 2017

Product Overview, page 4

10.	Tell us whether the studies have shown any material disadvantages or risks of your proposed products other than those mentioned in the fourth paragraph on page 5.

The Company acknowledges the Staff’s comment and respectfully informs the Staff that there have been no material disadvantages or risks of the Company’s proposed products other than as disclosed in the aforementioned paragraph of the 2016 10-K. The Company notes further that the same disclosure was also provided on page 86 of the July 2015 S-1/A, and that the Staff had no comments relating to that disclosure at the time.

11.

Clarify the difference between “post-acute myocardial infarction” mentioned on page 7 and the scope of your current IDE. We note your disclosure on page 4 that patients have been treated in post-acute infarction.

The Company acknowledges the Staff’s comment to clarify the difference between “post-acute myocardial infarction” mentioned on page 7 of the 2016 10-K and the scope of the Company’s current IDE. The Company’s current IDE is the CardiAMP Heart Failure IDE, and the ongoing trial for this IDE (“CardiAMP HF”) is now entering the Phase III stage. This IDE is designed for patients suffering from chronic heart failure that is secondary to a myocardial infarction, or a heart attack. The CardiAMP cell therapy system is also being considered as part of treatments for patients in the immediate aftermath of a heart attack (i.e. “post-acute myocardial infarction (PMI) or “post-acute infarction,” which are equivalent terms here). The Company had used the CardiAMP’s Helix platform to deliver concentrated bone marrow cells for these types of patients in a Phase I study during 2016 (which took place in Europe), and as noted on page 7 of the 2016 10-K, the Company intends to submit a slightly modified IDE for trial (“CardiAMP PMI”) in the United States for these types of patients during 2017.

U.S. Securities and Exchange Commission

June 28, 2017

Business Strategy, page 10

12.

Disclose the existence of and reasons for material delays. For example, you disclose on page 10 that a trial is expected to have top-line results in 2019. However, BioCardia, Inc. disclosed on page 79 of Amendment No. 2 to Form S-1 filed on July 13, 2015 the anticipation of top-line trial results in the second half of 2017.

The Company acknowledges the Staff’s comment and respectfully informs the Staff that the delays resulted from a lack of funding due to the failure of the Company to complete its initial public offering in 2015. Specifically, the disclosure on page 79 of the July 2015 S-1/A was conditioned on the assumption that the Company would complete its initial public offering and receive the necessary funding in order to complete its top-line trials during the second half of 2017. Without the necessary funding, the Company’s timeline and the implementation and execution of its business strategy were delayed by the additional time it took to raise money to fund the pivotal trial. The Company does not believe that any amendment to the disclosure on page 10 of the 2016 10-K is required; however, if the Staff deems that such amendment is necessary, the Company will add the following sentence after the last sentence in the first bullet point under the subheading, “Business Strategy”:

“While we originally expected to commence this trial in the second half of 2015 and obtain results in the second half of 2017, delays in our obtaining necessary funding at the time resulted in our postponing the trial until December 2017.”

Manufacturing, page 11

13.	Tell us the status of your resolution of the observations from the February 2017 inspection.

The Company respectfully informs the Staff that following the filing of the 2016 10-K, the observations from the February 2017 inspection have since been resolved to the satisfaction of the European notified body mentioned on page 11 of the 2016 10-K.

Intellectual Property, page 11

14.	We note your disclosure regarding patents expiring beginning in 2017. Provide us your analysis of the materiality of the patents that expire this year and in 2018-2019.

The Company respectfully informs the Staff that out of the Company’s more than 50 issued U.S. patents to which it holds exclusive rights, five will expire during 2017, six will expire during 2018 and none will expire during 2019. The Company does not believe that any of the patents that are due to expire during this time period are material for the Company’s leading products or will have a material impact on the Company’s business or results of operations.

U.S. Securities and Exchange Commission

June 28, 2017

The patent protection of biotherapeutics is complex and uncertain, page 51

15.	Tell us why publication of information relating to your potential products may prevent you from enforcing patents as you mention in this risk factor.

The Company respectfully informs the Staff that certain elements of the Company’s potential products are part of confidential, non-public trials and are not publicly disclosed. If the elements of the Company’s products were to be published before the Company obtains a patent or files a patent application, then others may be able to use the information to develop and apply for their own patent or patents, which if filed prior to the Company’s, could be superior in rights to any later filed Company patent under the “first inventor-to-file” system contemplated by the Leahy-Smith America Invents Act. Thus, the Company would be potentially unable to obtain or enforce patents relating to such products.

Sales of a substantial number of shares of our common stock, page 59

16.

Clarify the effect on sales if you were determined to have been an issuer described in Rule 144(i)(1)(i). In this regard, we note your reference on page 98 regarding your exclusion of information based on guidance in a Compliance and Disclosure Interpretation referring to transactions such as those in which the legal acquirer is a non-operating public shell.

The Company acknowledges the Staff’s comment and respectfully informs the Staff that it believes pursuant to Rule 144(i)(2), holders of unregistered shares of the Company’s common stock will be able to use Rule 144 to effect sales (subject to the expiration of any current or future contractual lock-ups) on or about October 27, 2017. On October 27, 2016, the Company filed a Form 8-K that contained all of the “Form 10 information” and reflecting its status as an entity no longer described by Rule 144(i)(1)(i), as contemplated by Rule 144(i)(2), and thus October 27, 2017 will mark one full year since the Company first filed such information. In addition, the Company has been and will continue to be subject to the reporting requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) through that date. The lock-up agreements entered into in connection with the Merger (as defined in the 2016 10-K) will expire on or about October 26, 2017 (or twelve months from the effective date of the Merger). Accordingly, the Company believes that the current disclosure in the 2016 10-K is accurate and correctly describes the time in which certain of the unregistered shares issued in the Merger may be sold to the public.

U.S. Securities and Exchange Commission

June 28, 2017

Item 10. Directors, Executive Officers and Corporate Governance, page 99

17.

Provide information for the five-year period required by Regulation S-K Item 401. For example, we note your disclosure regarding Dr. Duckers. Also, avoid vague disclosure such as statements that an executive was “with” an entity; we note for example, your disclosure regarding Mr. McClung.

The Company acknowledges the Staff’s request to revise and provide supplemental information for the officers and directors of the Company for the five-year period required by Regulation S-K Item 401, which is set forth below:

Executive Officers

Peter Altman, Ph.D. has served as our President and Chief Executive Officer since 2002, where he has global responsibility for the development, manufacture and marketing of our therapeutic candidates and products. He was founding Chief Executive Officer from 1999 to 2003 and board member of CareDx from 1999 to 2014, a developer of a gene based diagnostics to be used in chronic inflammatory diseases, including cardiac transplantation, coronary artery disease and systemic lupus erythematosus. He was also founding Chief Executive Officer for Lumen Therapeutics from 2004 to 2005, an early-stage pharmaceutical company. He has 30 years of experience in life science research and product development, is named inventor in 45 U.S. patents, and has authored 40 scientific publications. He received his Ph.D. in Bioengineering/Pharmaceutical Chemistry from the University of California, San Francisco and University of California, Berkeley, his Management of Technology certificate from the Walter A. Haas School of Business at the University of California, Berkeley, and both his Master of Science and Bachelor of Science in Mechanical Engineering from the Columbia University School of Engineering and Applied Sciences. Dr. Altman has been elected Fellow of the American Heart Association.

Richard Thomas Allen has served as our Vice President of Quality since December 2015. Mr. Allen has more than 9 years of experience in quality oversight roles and technical consulting with medical device and medical technology companies. Before joining our Company, Mr. Allen worked as an independent consultant from 2008 until January 2013 and from June 2015 until November 2015. His responsibilities included a range of technical consulting roles and supervisory positions for quality systems oversight of product development. From February 2013 until May 2015, Mr. Allen served as the Director of Quality Affairs for Hansen Medical Inc. He was responsible for the quality systems and oversight of manufacturing and product development. Mr. Allen earned a Bachelor of Science degree in Bioengineering from Texas A&M University and an Executive MBA from the Fuqua School of Business, Duke University.

U.S. Securities and Exchange Commission

June 28, 2017

Henricus Duckers has served as our Chief Medical Officer since 2016. From 2013 to 2016, Dr. Duckers was the Chair of Regenereative Medicine and the Head of R&D in the Department of Cardiology and Pulmonology at the University Medical Center Utrecht, From 1999 to 2013 he was Associate Professor of Invasive Cardiology/ Head of Molecular Cardiology Laboratory at the Thoraxcenter Rotterdam. He has over 19 years of experience in cardiovascular research, is named inventor in ten U.S. patents, and has authored 140 scientific publications in cardiology, neurology and cell biology. Dr. Duckers studied Medicine and Pharmacy at the University of Utecht, as well as Management in Health Care (Univ. Rotterdam). From 1992 to 1993 he completed his Ph.D. at the Rudolf Magnus Institute for NeuroScience, Cum Laude, and obtained a registration as clinical pharmacologist.

David McClung has served as our Vice President of Finance since March 2016 and has been with the Company since September 2013, also serving as Senior Director of Finance & Controller from September 2013 to February 2016. Before joining our company, Mr. McClung served as Director of Finance and Controller at Sonitus Medical, Inc., a privately-held non-surgical and removable hearing device company, from June 2011 to August 2013.  Prior to that, Mr. McClung served as Controller at NextWave Pharmaceuticals, Inc. a specialty pharmaceutical company acquired by Pfizer, Inc., from April 2010 to June 2011.  Mr. McClung has more than 20 years of finance and accounting experience in publicly and privately financed organizations, including startup enterprises, large public companies and middle-market businesses. Mr. McClung spent his early career in public accounting and finance functions at other companies, including Matson Navigation, Inc., The Clorox Company and KPMG LLP.  Mr. McClung earned a Bachelor of Arts degree in Accounting from Georgia State University, graduating with honors. He is an actively licensed CPA and member of the AICPA and the California Society of CPAs.

Phil Pesta has served as our Vice President, Operations since July 2011. Mr. Pesta has more than 19 years of experience in the medical device industry, primarily in manufacturing and operations roles. Before joining our company, Mr. Pesta was with Boston Scientific. He was most recently responsible for developing the operations transfer plan for the divestiture of their neurovascular division to Stryker Corporation. Prior to that, Mr. Pesta held simultaneous roles as Director of Engineering at Boston Scientific’s electrophysiology division and Plant Manager at the embolic protection division. Earlier in his career, Mr. Pesta held positions in project management and manufacturing engineering at other companies, including Conceptus, Novare Surgical Systems, Medtronic Anneurx and Modified Polymer Components. He has facilitated the commercial launch of multiple products and is listed as an inventor on three U.S. patents. Mr. Pesta earned a Bachelor of Arts Degree in General Design Studies from San Jose State University.

U.S. Securities and Exchange Commission

June 28, 2017

Directors

Fernando L. Fernandez was appointed to our board of directors immediately following the completion of our Merger in October 2016. Mr. Fernandez has served as the Vice President of Finance and Chief Financial Officer of United Data Technologies, an information technology company, since November 2016. Mr. Fernandez served as the Market Vice President and Chief Financial Officer of the Care Delivery segment of Humana, Inc., a health and well-being company, from December 2012 to October 2016. From June 2004 to December 2012, Mr. Fernandez served as the Senior Vice President of Finance and Chief Financial Officer of Continucare Corporation, a medical care service company. Mr. Fernandez spent his early career in public accounting and finance functions at other companies, including Whitman Education Group, Inc., Frost-Nevada LP, and PriceWaterhouseCoopers LLP. Mr. Fernandez holds a Bachelor of Business Administration, Accounting from the University of Miami, and is a CPA.

Thomas Quertermous, M.D. has served on our board of directors since 2002. Dr. Quertermous is the William G. Irwin Professor of Medicine and Director of the Division of Cardiovascular Medicine at Stanford University since 1997. Dr. Quertermous came to Stanford from Vanderbilt University where he served as H.J. Morgan Professor of Medicine and Director of the Division of Cardiology. From 2006 to 2013, Dr. Quertermous served as a board member at Aviir, Inc., a company providing metabolic tests and services for the prevention and management of cardiovascular diseases. Dr. Quertermous received both a Master of Science degree in biophysics and theoretical biology and his Doctor of Medicine degree from the University of Chicago, where he also completed residency training in internal medicine. Subsequently, he served as clinical fellow in the Cardiac Unit at the Massachusetts General Hospital and completed a research fellowship in the Department of Genetics at Harvard Medical School.

U.S. Securities and Exchange Commission

June 28, 2017

Richard C. Pfenniger, Jr. was appointed to our board of directors immediately following the completion of our Merger in October 2016. From May 2014 to February 2015, Mr. Pfenniger served as Interim Chief Executive Officer of IntegraMed America, Inc., an operator of the largest U.S. network of fertility centers. From January 2013 to May 2013, Mr. Pfenniger served as Interim Chief Executive Officer to Vein Clinics of America, Inc., a medical group specializing in the treatment of vein disease. From 2003 until October 2011, when it was acquired by Metropolitan Health, Inc., he served as Chairman of the board of directors and President and Chief Executive Officer of Continucare Corporation, a provider of primary care physician and practice management services. Mr. Pfenniger currently serves as a director on the board of directors of OPKO Health, Inc., a pharmaceutical and medical diagnostic company, since 2008; on TransEnterix, Inc., a medical device company, sine 2005; on GP Strategies, Inc., a corporate training and performance improvement company, since 2005; on Wright Investors’ Service Holdings, Inc., a financial services company, since 2015; on Vein Clinics of America, Inc., since 2015; and on IntegraMed America, Inc. since 2012. Mr. Pfenniger holds a Juris Doctor degree from the University of Florida and a Bachelor of Business Administration degree from Florida Atlantic University.

Allan R. Tessler has served on our board of directors since 2012. Mr. Tessler has served as Chairman and Chief Executive Officer of International Financial Group, Inc. since 1987. He also serves as a board member of the online brokerage firm TD Ameritrade since November 2006, and as a board member of L Brands since 1987, where he is also Lead Director and Chair of the Finance Committee. Mr. Tessler has also served on the board of directors of Steel Partners Holding, since July 2009 and for Imperva Inc., since 2013. Mr. Tessler was Chief Executive Officer of Epoch Holding Corporation, an investment management company, from February 2000 to June 2004, and Chairman of its board of directors from May 1994 to December 2013; the Co-Chairman and Co-Chief Executive Officer of Interactive Data Corporation, a securities market data supplier, from June 1992 to February 2000; and a co-founder and Chairman of the board of directors of Enhance Financial Services, a public insurance holding company, from 1986 to 2001. Mr. Tessler is a member of the board of governors of the Boys & Girls Clubs of America. Mr. Tessler holds a Bachelor of Arts degree from Cornell University and a Bachelor of Laws degree from Cornell University Law School.

Richard Krasno, Ph.D. was appointed to our board of directors immediately following the completion of our Merger in October 2016. Dr. Krasno has served as a director of Ladenburg Thalmann since March 2015, Castle Brands, Inc. since 2014, and OPKO Health, Inc. since 2017. Dr. Krasno served as the executive director of the William R. Kenan, Jr. Charitable Trust from 1999 to 2014 and, from 1999 to 2010, as president of the four affiliated funds. Prior to that, Dr. Krasno was the president of the Monterey Institute of International Studies in Monterey, California. From 2004 to 2012, Dr. Krasno also served as a director of the University of North Carolina Health Care System and served as chairman of the board of directors from 2009 to 2012. From 1981 to 1998, he served as president and chief executive officer of the Institute of International Education in New York. He also served as Deputy Assistant Secretary of Education in Washington, D.C. from 1979 to 1980. Mr. Krasno holds a Bachelor of Science from the University of Illinois and a Ph.D. from Stanford.

U.S. Securities and Exchange Commission

June 28, 2017

Jay M. Moyes has served on our board of directors since 2011. He has served on the board of directors of Puma Biotechnologies since April 2012, and on the board of directors and Chairman of the Audit Committee of Osiris Therapeutics, a biosurgical company, since May 2006. He also served as a member of the board of directors and Chairman of the Audit Committee of Integrated Diagnostics, a privately held molecular diagnostics company, from 2011 to 2016. From 2012 to 2014, Mr. Moyes served as a member of the board of directors of Amedica Corporation, a publicly traded orthopaedics company, and as Chief Financial Officer from 2013 to 2014. From 2008 to 2009, Mr. Moyes served as Chief Financial Officer of CareDx, a publicly traded molecular diagnostics company. Prior to that, he served as Chief Financial Officer of Myriad Genetics, Inc., a publicly held healthcare diagnostics company, from June 1996 until his retirement in November 2007, and as Vice President of Finance from July 1993 until July 2005. From 1991 to 1993, Mr. Moyes served as Vice President of Finance and Chief Financial Officer of Genmark, a privately held genetics company. Mr. Moyes held various positions with the accounting firm of KPMG from 1979 to 1991. He also served as a member of the Board of Trustees of the Utah Life Science Association from 1999 to 2006. Mr. Moyes holds a Masters of Business Administration from the University of Utah, a Bachelor of Arts in economics from Weber State University, and is formerly a Certified Public Accountant.

Simon H. Stertzer, M.D. is Chairman of our board of directors and has served on our board of directors since 2002. Dr. Stertzer is a Professor of Medicine, Emeritus at the Stanford University School of Medicine, Division of Cardiovascular Medicine, and a Professor at the Stanford University Biodesign Program. He served as Assistant Resident in Medicine at New York University and later as Chief Medical Resident at New York University Division of Bellevue Hospital. Dr. Stertzer was a founder and board member of Arterial Vascular Engineering, an angioplasty balloon and stent company that went public in 1996 and was subsequently acquired by Medtronic.  Dr. Stertzer served as Director of the Catheterization Laboratory at Lenox Hill Hospital from 1971 to 1983. He was the Director of Medical Research and Director of the Cardiac Catheterization Laboratory at the San Francisco Heart Institute from 1983 until 1993. He was appointed Professor of Medicine at Stanford University in 1998, and became Professor Emeritus at Stanford University in 2011. Dr. Stertzer received his Doctor of Medicine degree from New York University. He also earned a Certificat de Physiologie from University of Paris (Sorbonne) and had a fellowship at New York University Hospital in Cardiovascular Disease. Dr. Stertzer received a Bachelor of Arts degree in Humanities from Union College.

U.S. Securities and Exchange Commission

June 28, 2017

The Company will also include the above supplemental information in the forthcoming 10-K Amendment.

Item 11. Executive Compensation, page 99

18.

Provide the disclosure required by Regulation S-K Item 402 for all individuals who served as the registrant’s principal executive officer during the last completed fiscal year. We note for example the reference to Andrew Brooks and Steven Rubin in your Form 8-K filed May 11, 2016. Also, include director compensation for each person who served as a director during any part of the last completed fiscal year.

The Company acknowledges the Staff’s comment and respectfully informs the Staff that certain individuals who served in director and/or as principal executive officer roles with of the predecessor registrant and the Company’s former parent, Tiger X Medical, Inc. (e.g. Steven Rubin), have never been directors or a principal executive officer of the Company and have had no relationship to the Company’s business following the Merger. The Company will provide disclosure pursuant to Item 402 of Regulation S-K, to the extent required (and not covered by any exemptions) under the circumstances of the Merger, in the forthcoming 10-K Amendment.

Item 12. Security Ownership, page 99

19.

Tell us why the last row of your beneficial ownership table includes only 10 people given the number of directors and executive officers that you identify in the proxy statement. Also, show us how any omitted beneficial ownership affects your calculation of the aggregate market value of common equity held by non-affiliates under General Instruction I.B.1 of Form S-3.

The Company acknowledges the Staff’s comment and, will include in Item 12 of the forthcoming 10-K Amendment an updated beneficial ownership table. The only change will be to the last row, which will now include twelve persons (i.e. the ten included in the Company’s Proxy Statement for the 2017 Annual Meeting of Stockholders plus the two executive officers who are not “named executive officers”), as provided below:

	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership

All directors and executive officers as a group (12 people)	72,392,838	15.55%

U.S. Securities and Exchange Commission

June 28, 2017

With the inclusion of this previously omitted beneficial ownership, the aggregate market value of common equity held by non-affiliates under General Instruction I.B.1 of Form S-3 is unaffected, since these two individuals did not hold any shares of the Company’s common stock (exclusive of any outstanding but unexercised options) on the date that the Registration Statement was filed, nor do they hold any shares as of the date hereof.

Exhibits

20.

File your agreement with OPKO Health mentioned on page 96. Also, provide us your analysis supporting your conclusion that Regulation S-K Item 404 does not require disclosure of this transaction in the information incorporated as Item 13 of your Form 10-K.

The Company acknowledges the Staff’s request to file this agreement and in response to the Staff’s comment, the Company will file the agreement with OPKO Health, Inc. (“OPKO”) as an exhibit to the forthcoming 10-K Amendment. In addition, the Company acknowledges that the agreement with OPKO was errantly omitted from Item 13 of the 2016 10-K (which was filed with the Company’s Proxy Statement for the 2017 Annual Meeting of Stockholders), and the Company will include the following disclosure under Item 13 of the forthcoming 10-K Amendment:

“In August 2016, we granted an option to purchase 5,027,726 shares of common stock, with 4-year vesting period and the exercise price of $0.15 per share, to OPKO Health, Inc. (“OPKO”) as consideration for consulting services to be provided by OPKO in accordance with the consulting agreement entered into between the Company and OPKO. We recorded $466,000 as expense related to the OPKO stock option during the year ended December 31, 2016. The estimated grant-date fair value of the option is $5.3 million. The term of the consulting agreement is 4 years and will be automatically renewed for successive one year periods. The chairman and chief executive officer of OPKO is a beneficial owner of more than 5% of the outstanding shares of our common stock and OPKO itself is also a beneficial owner of more than 5% of the outstanding shares of our common stock.”

U.S. Securities and Exchange Commission

June 28, 2017

Exhibits 31.1 and 31.2

21.

Please amend to provide currently dated Certifications that include the internal control over financial reporting language in paragraph 4(b). For guidance, see Regulation S-K Compliance and Disclosure Interpretations, Section 215.02. This comment also applies to your Form 10-Q for the period ended March 31, 2017.

The Company acknowledges the Staff’s request to provide currently dated Certifications that include the internal control over financial reporting language in paragraph 4(b), and such Certifications will be filed as exhibits 31.1 and 32.2 to the forthcoming10-K Amendment.

U.S. Securities and Exchange Commission

June 28, 2017

***

Please direct any questions regarding the Company’s responses or the Revised Registration Statement to me at (650) 493-9300 or mdanaher@wsgr.com.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation /s/ Michael J. Danaher Michael J. Danaher

cc:	Peter Altman, President and CEO, BioCardia, Inc.
David McClung, Vice President of Finance, BioCardia, Inc.